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EXHIBIT 4

AMENDMENT NO. 2
TO
SCHOLASTIC CORPORATION 1997 OUTSIDE DIRECTORS'
STOCK OPTION PLAN

        1.     Section 7 of the Scholastic Corporation 1997 Outside Directors' Stock Option Plan (Amended and Restated as of May 25, 1999) (as amended, the "Plan") is amended by substituting: "630,000" for "180,000" where it appears therein; and

        2.     The following shall replace Section 8 in its entirety:

  In the event of any increase, reduction, or change or exchange of Common Stock for a different number or kind of Shares or other securities of the Company by reason of a reclassification, recapitalization, merger, consolidation, reorganization, stock dividend, stock split or reverse stock split, combination or exchange of Shares, repurchase of Shares, change in corporate structure or otherwise, the Committee shall conclusively determine the appropriate equitable adjustments, if any, to be made under the Plan, including without limitation adjustments to the number of Shares which have been authorized for issuance under the Plan but have not yet been placed under Option, the number of shares which shall be the number of the automatic grant to Directors, as well as the price per Share of Common Stock covered by each Option outstanding under the Plan which has not yet been exercised.

Subject to the foregoing, the Plan remains in full force and effect in accordance with the terms thereof.

        The foregoing amendments were duly approved by resolution of the Board of Directors of Scholastic Corporation at its meeting held on July 15, 2003.

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AMENDMENT NO. 2 TO SCHOLASTIC CORPORATION 1997 OUTSIDE DIRECTORS' STOCK OPTION PLAN